FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 3, 2009 regarding announcement on consolidated financial results for the third quarter ended December 31, 2008

2.	Press release dated February 3, 2009 regarding announcement on executive changes

3.	Press release dated February 4, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Kokusai Electric shares

4.	Press release dated February 4, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Koki shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date February 5, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces Consolidated Financial Results

For the Third Quarter ended December 31, 2008

Tokyo, February 3, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2008, ended December 31, 2008.

Notes:	1.	All figures, except for the outlook for the fiscal 2008, were converted at the rate of 91 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2008.
	2.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2007(A)	2008(B)		2008	2007(C)	2008(D)		2008
1. Revenues	2,707,104	2,260,573	84	24,841	7,987,589	7,571,120	95	83,199
2. Operating income (loss)	77,873	(14,524)	—	(160)	199,541	182,558	91	2,006
3. Income (loss) before income taxes and minority interests	80,129	(173,630)	—	(1,908)	216,188	(35,487)	—	(390)
4. Income (loss) before minority interests	43,480	(398,949)	—	(4,384)	79,420	(334,670)	—	(3,678)
5. Net income (loss)	12,501	(371,099)	—	(4,078)	(559)	(356,912)	—	(3,922)
6. Net income (loss) per share
Basic	3.76	(111.65)	—	(1.23)	(0.17)	(107.38)	—	(1.18)
Diluted	3.67	(111.65)	—	(1.23)	(0.40)	(107.51)	—	(1.18)
7. Net income (loss) per ADS (representing 10 shares)
Basic	38	(1,116)	—	(12.26)	(2)	(1,074)	—	(11.80)
Diluted	37	(1,116)	—	(12.26)	(4)	(1,075)	—	(11.81)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 880 consolidated subsidiaries, including Variable Interest Entities, and 170 equity-method affiliates.

1. Business Results

(1) Summary of Fiscal 2008 Third-Quarter (Three Months and Nine Months Ended December 31, 2008) Consolidated Business Results

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	2,260.5	(16%)	24,841	7,571.1	(5%)	83,199
Operating income (loss)	(14.5)	—	(160)	182.5	(9%)	2,006
Loss before income taxes and minority interests	(173.6)	—	(1,908)	(35.4)	—	(390)
Loss before minority interests	(398.9)	—	(4,384)	(334.6)	—	(3,678)
Net loss	(371.0)	—	(4,078)	(356.9)	—	(3,922)

During the third quarter of fiscal 2008, the year ending March 31, 2009, the global economy saw the subprime loan problem escalate into a worldwide financial crisis, triggered by the collapse of Lehman Brothers on September 15, 2008. Furthermore, turmoil in financial markets spread to the real economy and industrialized nations experienced rapid economic downturns.

The Chinese and emerging economies generally posted strong growth in comparison to industrialized nations. However, the impact of the economic downturns in industrialized nations led to slower economic growth in China and emerging economies.

Japan, meanwhile, witnessed a rapid economic downturn due to a large contraction in demand, which was highlighted by much lower exports. Companies also slashed capital investment amid the turmoil in financial markets and as corporate earnings declined.

In this operating environment, Hitachi’s consolidated revenues for the third quarter of fiscal 2008 dropped 16% year over year, to 2,260.5 billion yen. Revenues declined in all segments, but especially in the Power & Industrial Systems, the Digital Media & Consumer Products, and the High Functional Materials & Components segments, in tandem with rapidly falling demand for automobiles, semiconductors, industrial equipment and other products.

Overseas revenues dropped 20% year over year, to 959.1 billion yen as falling worldwide demand took its toll.

Hitachi posted a consolidated operating loss of 14.5 billion yen, 92.3 billion yen worse than the operating income reported in the corresponding period of fiscal 2007. While the Information & Telecommunication Systems segment recorded higher earnings, the Power & Industrial Systems and the High Functional Materials & Components segments saw earnings decline sharply as revenues dropped.

Hitachi posted net other deductions of 159.1 billion yen, 161.3 billion yen worse year over year. This chiefly reflected net equity in losses of affiliated companies due to worsening performances at equity-method semiconductor affiliates, exchange losses resulting from the yen’s appreciation, and write-downs of securities due to the share market crash.

As a result, Hitachi posted a loss before income taxes and minority interests of 173.6 billion yen, 253.7 billion yen worse year over year.

Income taxes increased 188.6 billion yen year over year, to 225.3 billion yen mainly due to write-downs resulting from a reduction in the period of time available for realizing deferred tax assets because of a dramatic decline in taxable income at companies subject to consolidated taxation, including the Company.

As a result, Hitachi posted a loss before minority interests of 398.9 billion yen, 442.4 billion yen worse year over year. After minority interests of minus 27.8 billion yen, Hitachi reported a net loss of 371.0 billion yen, 383.6 billion yen worse than the net income reported in the corresponding period of fiscal 2007.

For the nine-month period ended December 31, 2008, consolidated revenues decreased 5% year over year, to 7,571.1 billion yen. Hitachi recorded operating income of 182.5 billion yen, down 9% year over year, but reported a net loss of 356.9 billion yen, which was 356.3 billion yen worse than the same period of fiscal 2007.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	600.9	(4%)	6,604	1,882.7	0%	20,690
Operating income	38.3	169%	422	110.5	314%	1,215

For the third quarter of fiscal 2008, this segment recorded revenues of 600.9 billion yen, down 4% year over year. Revenues in software and services were flat, with firm growth in services negated by a drop in software revenues. Hardware revenues declined year over year, as lower storage revenues due to the impact of foreign currency exchange rate fluctuations negated higher sales of telecommunications networks.

Segment operating income increased 169% year over year, to 38.3 billion yen. Earnings in software and services rose year over year due to higher earnings in services, resulting primarily from stronger project management initiatives. Hardware posted profit growth due to the fourth straight quarter of earnings in HDD operations dating back to the fourth quarter of fiscal 2007, reflecting the benefits of cost reductions and new products. Higher earnings from telecommunications networks also contributed to the increased hardware earnings.

For the first nine months of fiscal 2008, the segment recorded flat revenues of 1,882.7 billion yen, while operating income climbed 314%, to 110.5 billion yen due to profits from hardware, on the back of improved HDD business profitability, in addition to higher earnings from services.

Note:	The HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2008 include the operating results of Hitachi GST for the three months ended September 30, 2008.

[Electronic Devices]

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	258.2	(13%)	2,838	899.4	(4%)	9,884
Operating income	4.0	(60%)	45	32.6	(9%)	358

For the third quarter of fiscal 2008, Electronic Devices revenues were 258.2 billion yen, 13% down year over year. Although display business revenues were largely unchanged, overall revenues declined due to lower revenues at Hitachi High-Technologies Corporation resulting from decreased global demand for semiconductor-related production equipment, and the sale of a semiconductor manufacturing subsidiary overseas.

Segment operating income dropped 60%, to 4.0 billion yen, due to the marked decline in sales at Hitachi High-Technologies.

For the first nine months of fiscal 2008, segment revenues declined 4%, to 899.4 billion yen, and operating income declined 9%, to 32.6 billion yen.

[Power & Industrial Systems]

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	702.5	(15%)	7,721	2,396.4	(1%)	26,335
Operating income (loss)	(25.4)	—	(280)	38.0	(61%)	418

For the third quarter of fiscal 2008, Power & Industrial Systems revenues declined 15%, to 702.5 billion yen, despite firm sales growth in railway vehicles and systems for overseas markets. The overall decline in segment revenues was the result of sharply lower sales in the automotive systems business and at Hitachi Construction Machinery Co., Ltd. as demand softened worldwide for automobiles and construction machinery.

The segment recorded an operating loss of 25.4 billion yen, 58.8 billion yen worse than the operating income recorded in the same period of fiscal 2007. This result reflected sharply lower sales in the automotive systems business and at Hitachi Construction Machinery, as well as the impact of the yen’s dramatic appreciation.

For the first nine months of fiscal 2008, segment revenues were nearly flat at 2,396.4 billion yen. Operating income, however, declined 61%, to 38.0 billion yen due mainly to lower sales in the automotive systems business and at Hitachi Construction Machinery.

[Digital Media & Consumer Products]

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	309.3	(25%)	3,400	1,004.8	(12%)	11,043
Operating loss	(16.1)	—	(177)	(42.7)	—	(470)

For the third quarter of fiscal 2008, Digital Media & Consumer Products revenues declined 25%, to 309.3 billion yen. The lower overall segment revenues reflected the impact of the reduction of sales volumes of flat-panel TVs overseas as part of business structural reforms, as well as lower sales of optical disk drives and other digital media products and room air-conditioners due to deteriorating economic conditions.

The segment posted an operating loss of 16.1 billion yen, 1.1 billion yen worse than the loss in the third quarter of fiscal 2007. This was the result of decreased sales and lower sales prices and came despite a smaller loss in the flat-panel TV business due to the benefits of business structural reform initiatives.

For the first nine months of fiscal 2008, segment revenues declined 12%, to 1,004.8 billion yen. The segment recorded an operating loss of 42.7 billion yen, although this was 23.0 billion yen better year over year, due primarily to a smaller loss in the flat-panel TV business resulting from the benefits of business structural reform initiatives.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2008 include the operating results of HLDS for the three months ended September 30, 2008.

[High Functional Materials & Components]

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	376.5	(22%)	4,138	1,297.7	(8%)	14,261
Operating income (loss)	(0.5)	—	(6)	68.3	(35%)	751

For the third quarter of fiscal 2008, High Functional Materials & Components revenues were 376.5 billion yen, down 22% year over year. This decline reflected a large drop in sales of products for automotive- and semiconductor-related businesses at Hitachi Cable, Ltd., Hitachi Metals, Ltd., and Hitachi Chemical Co., Ltd. due to softening worldwide demand for automobiles and semiconductors. The sale of a subsidiary at Hitachi Chemical also had an impact on overall revenues.

The segment reported an operating loss of 0.5 billion yen, 41.5 billion yen worse than the operating income reported in the third quarter of fiscal 2007, due to sharply lower revenues and inventory write-downs because of falling copper prices at Hitachi Cable.

For the first nine months of fiscal 2008, segment revenues declined 8%, to 1,297.7 billion yen, and operating income dropped 35%, to 68.3 billion yen due to lower revenues.

[Logistics, Services & Others]

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	246.5	(26%)	2,709	821.5	(14%)	9,028
Operating income	4.6	(20%)	51	16.3	(2%)	180

For the third quarter of fiscal 2008, Logistics, Services & Others revenues declined 26% year over year, to 246.5 billion yen. Although Hitachi Transport System, Ltd. recorded higher revenues, primarily in the third-party logistics solutions business and from new projects, overseas sales subsidiaries experienced lower sales.

Segment operating income declined 20%, to 4.6 billion yen because of decreased revenues and other factors.

For the first nine months of fiscal 2008, segment revenues declined 14%, to 821.5 billion yen. Operating income declined 2% year over year, to 16.3 billion yen due mainly to lower revenues at overseas sales subsidiaries, despite higher earnings at Hitachi Transport System due to improved efficiency.

[Financial Services]

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	84.3	(21%)	927	274.3	(17%)	3,015
Operating income	2.1	(60%)	24	9.6	(48%)	106

For the third quarter of fiscal 2008, financial services revenues were 84.3 billion yen, 21% lower year over year, primarily due to lower revenues at Hitachi Capital Corporation, which saw falling demand for leases amid declining capital investment.

Segment operating income dropped 60%, to 2.1 billion yen, mainly due to lower lease transaction volumes at Hitachi Capital and an increased bad debt expense.

For the first nine months of fiscal 2008, segment revenues declined 17%, to 274.3 billion yen, while operating income declined 48%, to 9.6 billion yen.

(3) Revenues by Market

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,301.4	(14%)	14,302	4,309.6	(4%)	47,359
Outside Japan	959.1	(20%)	10,540	3,261.4	(6%)	35,840
Asia	452.6	(17%)	4,974	1,527.9	(3%)	16,790
North America	207.3	(18%)	2,279	691.6	(10%)	7,600
Europe	202.0	(30%)	2,220	710.3	(11%)	7,806
Other Areas	97.0	(12%)	1,066	331.5	(3%)	3,643

For the third quarter of fiscal 2008, revenues in Japan were 1,301.4 billion yen, down 14% year over year.

Overseas revenues declined 20%, to 959.1 billion yen, mainly due to falling demand worldwide. As a result, the ratio of overseas revenues to consolidated revenues declined 2%, to 42%.

For the first nine months of fiscal 2008, revenues in Japan were 4,309.6 billion yen, down 4% year over year. Overseas revenues declined 6% year over year, to 3,261.4 billion yen.

(4) Capital Investment, Depreciation and R&D Expenditures

For the third quarter of fiscal 2008, capital investment on a completion basis, excluding leasing assets, decreased 3% year over year, to 98.9 billion yen. While Hitachi concentrated investments mainly on manufacturing equipment for small and medium-sized LCDs and automotive systems, the decrease reflected the stricter selection of investments.

Depreciation, excluding leasing assets, decreased 5%, to 107.6 billion yen, due mainly to the stricter selection of capital investments.

R&D expenditures declined 2%, to 99.7 billion yen, due to the stricter selection of development investment. R&D expenditures corresponded to 4.4% of consolidated revenues.

For the first nine months of fiscal 2008, capital investment on a completion basis, excluding leasing assets, decreased 15%, to 319.7 billion yen. Depreciation, excluding leasing assets, declined 5%, to 301.1 billion yen. R&D expenditures were largely flat at 310.4 billion yen, and corresponded to 4.1% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of December 31, 2008
	Yen (billions)	Change from March 31, 2008	U.S. dollars (millions)
Total assets	9,834.4	(696.3)	108,071
Total liabilities	7,023.5	(194.1)	77,182
Interest-bearing debt	2,779.5	248.0	30,545
Minority interests	1,100.0	(42.4)	12,089
Stockholders’ equity	1,710.8	(459.8)	18,800
Stockholders’ equity ratio	17.4%	3.2 point deterioration	—
D/E ratio (including minority interests)	0.99 times	0.22 point deterioration	—

Total assets as of December 31, 2008 were 9,834.4 billion yen, a decrease of 696.3 billion yen from March 31, 2008. Interest-bearing debt increased 248.0 billion yen, to 2,779.5 billion yen. Stockholders’ equity decreased 459.8 billion yen from March 31, 2008 to 1,710.8 billion yen due primarily to a decrease in retained earnings. As a result of the above changes, the stockholders’ equity ratio decreased 3.2 percentage points from March 31, 2008 to 17.4%. The debt-to-equity ratio (including minority interests) was 0.99, 0.22 of a point worse than March 31, 2008.

(2) Cash Flows

	Three months ended December 31, 2008			Nine months ended December 31, 2008
	Yen (billions)	Year-over-year change	U.S. dollars (millions)	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	(120.2)	(144.6)	(1,321)	126.6	(276.3)	1,392
Cash flows from investing activities	(134.1)	36.1	(1,475)	(376.9)	218.3	(4,142)
Free cash flows	(254.4)	(108.5)	(2,796)	(250.2)	(58.0)	(2,750)
Cash flows from financing activities	344.4	202.8	3,785	277.5	166.5	3,049

For the third quarter of fiscal 2008, operating activities used net cash of 120.2 billion yen, a 144.6 billion yen change from the net cash provided in the third quarter of fiscal 2007. This mainly reflected a decline in operating cash inflows accompanying lower revenues.

Investing activities used net cash of 134.1 billion yen, 36.1 billion yen less than in the third quarter of fiscal 2007, reflecting stricter selection of investments, including property, plant and equipment and share purchases.

Free cash flows, the sum of cash flows from operating and investing activities, were a negative 254.4 billion yen, 108.5 billion yen more than the third quarter of fiscal 2007.

Financing activities provided net cash of 344.4 billion yen, 202.8 billion yen more than the third quarter of fiscal 2007, because of an increase in short-term debt through the issuance of commercial paper.

3. Outlook for Fiscal 2008

	Year ending March 31, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	10,020.0	(11%)	101,212
Operating income	40.0	(88%)	404
Loss before income taxes and minority interests	(380.0)	—	(3,838)
Loss before minority interests	(710.0)	—	(7,172)
Net loss	(700.0)	—	(7,071)

Note: All fiscal 2008 outlook figures were converted using 99 yen to the U.S. dollar.

The overall business environment going forward is filled with increasing uncertainty, with financial markets remaining volatile in the wake of the collapse of Lehman Brothers and as economic conditions worsen in the U.S. and other industrialized nations. The economic outlook also remains unpredictable against a backdrop of concerns about slowing economic growth in China and emerging economies, the yen’s run-up and falling share prices.

Under these conditions, Hitachi is now forecasting the results shown above for fiscal 2008. On January 30, 2009, Hitachi revised the fiscal 2008 forecasts announced on October 30, 2008.

Hitachi is assuming exchange rates of 90 yen to the U.S. dollar and 120 yen to the euro for the fourth quarter of fiscal 2008.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2007 (A)	2008 (B)		2008	2007 (C)	2008 (D)		2008
Revenues	2,707,104	2,260,573	84	24,841	7,987,589	7,571,120	95	83,199
Cost of sales	2,121,604	1,780,780	84	19,569	6,233,667	5,854,274	94	64,333
Selling, general and administrative expenses	507,627	494,317	97	5,432	1,554,381	1,534,288	99	16,860
Operating income (loss)	77,873	(14,524)	—	(160)	199,541	182,558	91	2,006
Other income	17,222	6,182	36	68	75,963	28,904	38	318
(Interest and dividends)	7,362	6,182	84	68	26,187	23,341	89	256
(Other)	9,860	0	0	0	49,776	5,563	11	61
Other deductions	14,966	165,288	—	1,816	59,316	246,949	416	2,714
(Interest charges)	10,614	9,029	85	99	31,599	27,302	86	300
(Other)	4,352	156,259	—	1,717	27,717	219,647	792	2,414
Income (loss) before income taxes and minority interests	80,129	(173,630)	—	(1,908)	216,188	(35,487)	—	(390)
Income taxes	36,649	225,319	615	2,476	136,768	299,183	219	3,288
Income (loss) before minority interests	43,480	(398,949)	—	(4,384)	79,420	(334,670)	—	(3,678)
Minority interests	30,979	(27,850)	—	(306)	79,979	22,242	28	244
Net income (loss)	12,501	(371,099)	—	(4,078)	(559)	(356,912)	—	(3,922)

Consolidated Balance Sheets

	Yen (millions)			U.S. $ (millions)
	As of March 31, 2008 (A)	As of December 31, 2008 (B)	(B)-(A)	As of December 31, 2008
Assets	10,530,847	9,834,487	(696,360)	108,071
Current assets	5,401,755	5,264,881	(136,874)	57,856
Cash and cash equivalents	560,960	547,392	(13,568)	6,015
Short-term investments	61,289	11,932	(49,357)	131
Trade receivables (Notes and Accounts)	2,529,785	2,085,402	(444,383)	22,917
Investments in leases	136,119	159,078	22,959	1,748
Inventories	1,441,024	1,748,353	307,329	19,213
Other current assets	672,578	712,724	40,146	7,832
Investments and advances	1,042,657	843,585	(199,072)	9,270
Property, plant and equipment	2,653,918	2,418,175	(235,743)	26,573
Other assets	1,432,517	1,307,846	(124,671)	14,372

Liabilities, Minority interests and Stockholders’ equity	10,530,847	9,834,487	(696,360)	108,071
Current liabilities	4,752,899	4,873,835	120,936	53,559
Short-term debt and current portion of long-term debt	1,109,899	1,606,319	496,420	17,652
Trade payables (Notes and Accounts)	1,667,678	1,378,574	(289,104)	15,149
Other current liabilities	1,975,322	1,888,942	(86,380)	20,758
Noncurrent liabilities	2,464,828	2,149,760	(315,068)	23,624
Long-term debt	1,421,607	1,173,231	(248,376)	12,893
Other liabilities	1,043,221	976,529	(66,692)	10,731
Minority interests	1,142,508	1,100,083	(42,425)	12,089
Stockholders’ equity	2,170,612	1,710,809	(459,803)	18,800
Common stock	282,033	282,033	0	3,099
Capital surplus	555,410	560,239	4,829	6,156
Legal reserve and retained earnings	1,626,497	1,248,774	(377,723)	13,723
Accumulated other comprehensive loss	(267,198)	(353,866)	(86,668)	(3,889)
(Foreign currency translation adjustments)	(69,222)	(154,383)	(85,161)	(1,697)
(Pension liability adjustments)	(221,007)	(199,796)	21,211	(2,196)
(Net unrealized holding gain on available-for-sale securities)	22,581	2,298	(20,283)	25
(Cash flow hedges)	450	(1,985)	(2,435)	(22)
Treasury stock	(26,130)	(26,371)	(241)	(290)

Consolidated Statements of Cash Flows

	Three months ended December 31			Nine months ended December 31
	Yen (millions)		U.S. $ (millions)	Yen (millions)		U.S. $ (millions)
	2007	2008	2008	2007	2008	2008
Cash flows from operating activities
Net income (loss)	12,501	(371,099)	(4,078)	(559)	(356,912)	(3,922)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	145,114	128,060	1,407	410,910	364,835	4,009
Increase in receivables and inventories	(170,132)	(70,255)	(772)	(40,077)	(43,503)	(478)
Increase (decrease) in payables	87,772	(39,559)	(435)	12,707	(144,333)	(1,586)
Other	(50,821)	232,614	2,556	20,033	306,589	3,369

Net cash provided by (used in) operating activities	24,434	(120,239)	(1,321)	403,014	126,676	1,392

Cash flows from investing activities
(Increase) decrease in short-term investments	(8,744)	(512)	(6)	5,328	50,217	552
Purchase of rental assets and other properties, net	(197,736)	(143,343)	(1,575)	(605,694)	(517,594)	(5,688)
Sales (Purchase) of investments and subsidiaries’ common stock, net	(5,840)	(6,938)	(76)	(145,831)	4,503	49
Collection of investments in leases	70,087	46,940	516	231,312	176,721	1,942
Other	(28,117)	(30,344)	(333)	(80,391)	(90,791)	(998)

Net cash used in investing activities	(170,350)	(134,197)	(1,475)	(595,276)	(376,944)	(4,142)

Cash flows from financing activities
Increase in interest-bearing debt	164,891	364,966	4,011	116,750	321,525	3,533
Dividends paid to stockholders	(9,996)	(9,994)	(110)	(19,943)	(19,937)	(219)
Dividends paid to minority stockholders of subsidiaries	(10,081)	(10,645)	(117)	(22,820)	(23,777)	(261)
Other	(3,306)	80	1	36,971	(311)	(3)

Net cash provided by financing activities	141,508	344,407	3,785	110,958	277,500	3,049

Effect of exchange rate changes on cash and cash equivalents	(6,468)	(39,030)	(429)	(2,410)	(40,800)	(448)

Net increase (decrease) in cash and cash equivalents	(10,876)	50,941	560	(83,714)	(13,568)	(149)
Cash and cash equivalents at beginning of the period	545,028	496,451	5,456	617,866	560,960	6,164

Cash and cash equivalents at end of the period	534,152	547,392	6,015	534,152	547,392	6,015

Segment Information

(1) Industry Segments

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2007 (A)	2008 (B)		2008	2007 (C)	2008 (D)		2008
Information & Telecommunication Systems	627,260	600,965	96	6,604	1,881,799	1,882,761	100	20,690
	20%	23%			21%	22%
Electronic Devices	296,257	258,249	87	2,838	939,590	899,447	96	9,884
	10%	10%			10%	10%
Power & Industrial Systems	829,601	702,572	85	7,721	2,427,944	2,396,455	99	26,335
	27%	27%			27%	28%
Digital Media & Consumer Products	411,520	309,392	75	3,400	1,139,558	1,004,893	88	11,043
	13%	12%			12%	12%
High Functional Materials & Components	482,580	376,538	78	4,138	1,416,160	1,297,711	92	14,261
	16%	15%			16%	15%
Logistics, Services & Others	332,183	246,554	74	2,709	950,902	821,509	86	9,028
	11%	10%			10%	10%
Financial Services	107,187	84,333	79	927	329,500	274,325	83	3,015
	3%	3%			4%	3%
Subtotal	3,086,588	2,578,603	84	28,336	9,085,453	8,577,101	94	94,254
	100%	100%			100%	100%
Eliminations & Corporate Items	(379,484)	(318,030)	—	(3,495)	(1,097,864)	(1,005,981)	—	(11,055)
Revenues Total	2,707,104	2,260,573	84	24,841	7,987,589	7,571,120	95	83,199

Information & Telecommunication Systems	14,254	38,382	269	422	26,709	110,555	414	1,215
	15%	—%			12%	48%
Electronic Devices	10,214	4,084	40	45	36,028	32,611	91	358
	11%	—%			15%	14%
Power & Industrial Systems	33,394	(25,491)	—	(280)	97,035	38,027	39	418
	35%	—%			41%	16%
Digital Media & Consumer Products	(15,026)	(16,132)	—	(177)	(65,892)	(42,793)	—	(470)
	(16%)	—%			(28%)	(18%)
High Functional Materials & Components	40,970	(588)	—	(6)	105,607	68,327	65	751
	43%	—%			45%	29%
Logistics, Services & Others	5,839	4,666	80	51	16,602	16,337	98	180
	6%	—%			7%	7%
Financial Services	5,417	2,176	40	24	18,395	9,651	52	106
	6%	—%			8%	4%
Subtotal	95,062	7,097	7	78	234,484	232,715	99	2,557
	100%	—%			100%	100%
Eliminations & Corporate Items	(17,189)	(21,621)	—	(238)	(34,943)	(50,157)	—	(551)
Operating income (loss) Total	77,873	(14,524)	—	(160)	199,541	182,558	91	2,006

Note: Revenues by industry segment include intersegment transactions.

(2) Revenues by Market

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2007 (A)	2008 (B)		2008	2007 (C)	2008 (D)		2008
Japan	1,509,701	1,301,457	86	14,302	4,505,191	4,309,698	96	47,359
	56%	58%			56%	57%
Asia	546,521	452,672	83	4,974	1,574,767	1,527,923	97	16,790
	20%	20%			20%	20%
North America	251,606	207,389	82	2,279	771,778	691,632	90	7,600
	9%	9%			10%	9%
Europe	288,742	202,035	70	2,220	795,712	710,313	89	7,806
	11%	9%			10%	9%
Other Areas	110,534	97,020	88	1,066	340,141	331,554	97	3,643
	4%	4%			4%	5%
Outside Japan	1,197,403	959,116	80	10,540	3,482,398	3,261,422	94	35,840
	44%	42%			44%	43%
Total	2,707,104	2,260,573	84	24,841	7,987,589	7,571,120	95	83,199
	100%	100%			100%	100%

# # #

February 3, 2009

Hitachi, Ltd.

Supplementary Information

for the Third Quarter ended December 31, 2008

1. Summary (Consolidated basis)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2007 X100
Revenues*1	2,707.1	7,987.5	2,260.5	84%	7,571.1	95%	10,020.0	89%
Operating income (loss)*1	77.8	199.5	(14.5)	—	182.5	91%	40.0	12%
Percentage of revenues	2.9	2.5	(0.6)	—	2.4	—	0.4	—
Income (loss) before income taxes and minority interests*1	80.1	216.1	(173.6)	—	(35.4)	—	(380.0)	—
Income (loss) before minority interests*1	43.4	79.4	(398.9)	—	(334.6)	—	(710.0)	—
Net income (loss)*1	12.5	(0.5)	(371.0)	—	(356.9)	—	(700.0)	—
Average exchange rate (yen / U.S.$)	113	117	95	—	102	—	—	—
Net interest and dividends*1	(3.2)	(5.4)	(2.8)	—	(3.9)	—	—	—
*1 Billions of yen

	Assumed exchange rate for 4th quarter of fiscal 2008(yen / U.S.$):						90

	As of March 31, 2008	As of December 31, 2008
Cash & cash equivalents, Short-term investments (billions of yen)	622.2	559.3
Interest-bearing debt (billions of yen)	2,531.5	2,779.5
D/E Ratio*2 (times)	0.76	0.99
Number of employees	389,752	399,590
Japan	251,702	256,694
Overseas	138,050	142,896
Number of consolidated subsidiaries (Including Variable Interest Entities)	910	880
Japan	418	388
Overseas	492	492

*2	Including minority interests

2. Consolidated Revenues by Industry Segment	(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2007 X100
Information & Telecommunication Systems	627.2	1,881.7	600.9	96%	1,882.7	100%	2,630.0	95%
Electronic Devices	296.2	939.5	258.2	87%	899.4	96%	1,160.0	90%
Power & Industrial Systems	829.6	2,427.9	702.5	85%	2,396.4	99%	3,230.0	91%
Digital Media & Consumer Products	411.5	1,139.5	309.3	75%	1,004.8	88%	1,270.0	84%
High Functional Materials & Components	482.5	1,416.1	376.5	78%	1,297.7	92%	1,580.0	84%
Logistics, Services & Others	332.1	950.9	246.5	74%	821.5	86%	1,070.0	84%
Financial Services	107.1	329.5	84.3	79%	274.3	83%	400.0	90%
Eliminations & Corporate Items	(379.4)	(1,097.8)	(318.0)	—	(1,005.9)	—	(1,320.0)	—
Total	2,707.1	7,987.5	2,260.5	84%	7,571.1	95%	10,020.0	89%

3. Consolidated Operating Income (Loss) by Industry Segment							(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2007 X100
Information & Telecommunication Systems	14.2	26.7	38.3	269%	110.5	414%	169.0	146%
Electronic Devices	10.2	36.0	4.0	40%	32.6	91%	28.0	52%
Power & Industrial Systems	33.3	97.0	(25.4)	—	38.0	39%	7.0	5%
Digital Media & Consumer Products	(15.0)	(65.8)	(16.1)	—	(42.7)	—	(109.0)	—
High Functional Materials & Components	40.9	105.6	(0.5)	—	68.3	65%	4.0	3%
Logistics, Services & Others	5.8	16.6	4.6	80%	16.3	98%	16.0	57%
Financial Services	5.4	18.3	2.1	40%	9.6	52%	15.0	59%
Eliminations & Corporate Items	(17.1)	(34.9)	(21.6)	—	(50.1)	—	(90.0)	—
Total	77.8	199.5	(14.5)	—	182.5	91%	40.0	12%

4. Consolidated Overseas Revenues by Industry Segment					(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	262.0	711.1	241.1	92%	716.5	101%
Electronic Devices	113.8	379.5	100.3	88%	358.5	94%
Power & Industrial Systems	343.2	1,015.3	275.6	80%	986.7	97%
Digital Media & Consumer Products	162.3	473.1	135.5	83%	439.3	93%
High Functional Materials & Components	170.0	499.2	127.4	75%	457.8	92%
Logistics, Services & Others	130.7	357.2	67.0	51%	262.5	73%
Financial Services	15.2	46.6	11.9	79%	39.8	85%
Total	1,197.4	3,482.3	959.1	80%	3,261.4	94%

5. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	20.2	80.8	14.8	73%	47.4	59%
Electronic Devices	5.1	18.4	6.8	133%	24.7	134%
Power & Industrial Systems	41.7	119.5	43.0	103%	134.8	113%
Digital Media & Consumer Products	13.4	72.6	6.1	46%	33.2	46%
High Functional Materials & Components	22.0	76.2	25.6	117%	77.3	101%
Logistics, Services & Others	7.1	25.4	10.0	141%	22.6	89%
Financial Services	110.7	346.6	81.3	73%	276.2	80%
Eliminations & Corporate Items	(5.1)	(24.8)	(4.9)	—	(20.9)	—
Total	215.4	715.0	183.1	85%	595.6	83%
Internal Use Assets	102.1	377.1	98.9	97%	319.7	85%
Leasing Assets	113.3	337.9	84.1	74%	275.8	82%

6. Consolidated Depreciation by Industry Segment				(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	29.7	85.5	23.5	79%	71.6	84%
Electronic Devices	10.5	29.2	7.7	74%	22.1	76%
Power & Industrial Systems	31.7	87.8	37.1	117%	98.8	112%
Digital Media & Consumer Products	16.3	45.0	11.6	71%	37.1	82%
High Functional Materials & Components	21.9	60.6	25.4	116%	61.5	101%
Logistics, Services & Others	6.6	18.6	6.5	99%	19.4	104%
Financial Services	27.4	81.9	15.4	56%	52.3	64%
Eliminations & Corporate Items	0.6	1.9	0.5	92%	1.8	98%
Total	145.1	410.9	128.0	88%	364.8	89%
Internal Use Assets	113.3	317.3	107.6	95%	301.1	95%
Leasing Assets	31.7	93.5	20.4	64%	63.7	68%

7. Consolidated R&D Expenditure by Industry Segment				(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	35.4	112.5	36.9	104%	115.0	102%
Electronic Devices	11.9	34.9	10.7	89%	32.5	93%
Power & Industrial Systems	26.6	78.9	27.2	103%	84.8	108%
Digital Media & Consumer Products	8.8	27.8	7.3	83%	23.7	85%
High Functional Materials & Components	12.6	38.2	12.7	101%	38.9	102%
Logistics, Services & Others	0.6	2.6	0.6	98%	2.3	90%
Financial Services	0.3	1.0	0.0	15%	0.2	25%
Corporate Items	5.1	14.4	4.1	79%	12.7	88%
Total	101.7	310.6	99.7	98%	310.4	100%
Percentage of revenues	3.8	3.9	4.4	—	4.1	—

8. Information & Telecommunication Systems*3

(1) Revenues and Operating Income*4	(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2007 X100
Revenues	627.2	1,881.7	600.9	96%	1,882.7	100%	2,630.0	95%
Software & Services	275.0	869.8	272.5	99%	883.2	102%	1,280.0	98%
Software	42.4	123.1	39.0	92%	118.3	96%
Services	232.6	746.7	233.5	100%	764.9	102%
Hardware	352.2	1,011.9	328.4	93%	999.4	99%	1,350.0	93%
Storage*5	226.5	628.9	205.6	91%	603.2	96%
Servers*6	19.0	63.2	12.3	65%	50.4	80%
PCs*7	8.9	33.9	6.5	73%	26.1	77%
Telecommunication	29.6	87.9	35.8	121%	110.9	126%
Others	68.2	198.0	68.2	100%	208.8	105%
Operating income	14.2	26.7	38.3	269%	110.5	414%	169.0	146%
Software & Services							108.0	100%
Hardware							61.0	726%

*3	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the nine months ended December 31, 2008 include the operating results of Hitachi GST for the nine months ended September 30, 2008.
*4	Figures for each product exclude intra-segment transactions.
*5	Figures for Storage include disk array subsystems, hard disk drives, etc.
*6	Figures for Servers include general-purpose computers, UNIX servers, etc.
*7	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions (except Hard Disk Drives)	(Billions of yen)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2007 X100
Revenues	95.0	269.0	83.0	87%	261.0	97%	340.0	94%

(3) Hard Disk Drives*8*9

Period recorded for consolidated accounting purposes	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Shipment Period	Jul. 2007 to Sep. 2007	Jan. 2007 to Sep. 2007	Jul. 2008 to Sep. 2008		Jan. 2008 to Sep. 2008
Revenues
Billions of yen	169.4	468.1	158.1	93%	455.7	97%
Millions of U.S. dollars	1,450	3,929	1,477	102%	4,322	110%
Operating income(loss)
Billions of yen	(6.8)	(45.7)	9.1	—	21.5	—
Millions of U.S. dollars	(58)	(381)	85	—	204	—
Shipments (thousand units)*10	24,300	64,100	25,800	106%	68,900	108%
Consumer and Commercial
2.5-inch*11	12,700	33,000	14,800	116%	36,300	110%
3.5-inch*12	10,400	26,900	9,400	91%	27,400	102%
Servers*13	1,000	3,300	1,400	139%	4,400	133%
Emerging*14	180	850	210	118%	780	92%

*8	Figures include intra-segment transactions.
*9	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*10	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
*11	Note-PCs, consumer electronics applications(2.5-inch), etc.
*12	Desktop-PCs, consumer electronics applications (3.5-inch), etc.
*13	Disk array subsystems, servers (3.5-inch), etc.
*14	Automotive (2.5-inch), etc.

Period recorded for consolidated accounting purposes	2007		2008
	Three months ended March 31, 2008	Total	Three months ended March 31, 2009		Total
	(E)	(F)	(G)(Preliminary)	(G)/(E) X100	(H)(Preliminary)	(H)/(F) X100
Shipment Period	Oct. 2007 to Dec. 2007	Jan. 2007 to Dec. 2007	Oct. 2008 to Dec. 2008		Jan. 2008 to Dec. 2008
Revenues
Billions of yen	185.0	653.1	118.9	64%	573.3	88%
Millions of U.S. dollars	1,634	5,563	1,252	77%	5,574	100%
Operating income(loss)
Billions of yen	11.5	(34.1)	0.4	3%	21.4	—
Millions of U.S. dollars	100	(281)	4	4%	208	—
Shipments (thousand units)*10	25,400	89,500	22,300	88%	91,200	102%
Consumer and Commercial
2.5-inch*11	13,300	46,300	11,900	90%	48,200	104%
3.5-inch*12	10,600	37,500	8,700	82%	36,200	96%
Servers*13	1,400	4,700	1,300	93%	5,700	121%
Emerging*14	150	1,000	360	245%	1,140	114%

9. Digital Media

Shipments of Main Products*[15]	(Thousand units)

	2007		2008
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2007 X100
Optical Disk Drives *16	25,000	65,000	22,500	90%	66,000	102%	85,000	96%
Plasma TVs *17	280	670	180	64%	500	75%	650	76%
LCD TVs	290	600	280	97%	610	102%	800	105%

*15	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
*16	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the nine months ended December 31, 2008 include the operating results of HLDS for the nine months ended September 30, 2008.
*17	The sum of plasma TV and plasma monitor shipments.

# # #

Hitachi Announces Executive Changes

Tokyo, February 3, 2009 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on April 1, 2009.

1. Promotion [Effective April 1, 2009]

Naoya Takahashi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information Infrastructure Business (Information Business), Research & Development and Information Systems, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Current Position: Senior Vice President and Executive Officer, Executive Vice President of Information & Telecommunication Systems Group and Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

Junzo Nakajima

New Position: Senior Vice President and Executive Officer, President & Chief Executive Officer of Information & Telecommunication Systems Group

Current Position: Vice President and Executive Officer, Executive Vice President of Information & Telecommunication Systems Group and Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

2. Reappointment [Effective April 1, 2009]

Hiroaki Nakanishi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Infrastructure Technology/Product Business, Sales, Global Group Management and Business Incubation, General Manager of Corporate Export Regulation Division, Chairman of Hitachi Global Storage Technologies, Inc.

Current Position: Chairman & Chief Executive Officer of Hitachi Global Storage Technologies, Inc.

3. New Executive Officers [Effective April 1, 2009]

Masahiro Kitano

New Position: Vice President and Executive Officer, Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

Current Position: Chief Strategy Officer of Information & Telecommunication Systems Group, General Manager of Strategy Planning & Development Office, Information & Telecommunication Systems Group

Kaichiro Sakuma

New Position: Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

Current Position: President & Chief Executive Officer of Hitachi Information & Telecommunication Systems Global Holding Corporation

Shinjiro Iwata

New Position: Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

Current Position: Executive Vice President of Hitachi Global Storage Technologies, Inc.

Shutoku Watanabe

New Position: Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group

Current Position: Executive Vice President of Consumer Business Group, General Manager of Strategic Sales & Marketing Division, Consumer Business Group

Shigeru Azuhata

New Position: Vice President and Executive Officer, General Manager of Research & Development Group, Environmental Strategy Office and Medical Systems Business Division

Current Position: General Manager of Environmental Strategy Office

Nobuyuki Ohno

New Position: Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Current Position: Chief Marketing Officer of Information & Telecommunication Systems Group, General Manager of Sales Management & Accounting Division, Information & Telecommunication Systems Group, Deputy General Manager of Corporate Marketing Group

Osamu Ohno

New Position: Vice President and Executive Officer, General Manager of Information Technology Division, Chief Innovation Officer of Power Systems Group

Current Position: General Manager of Information Technology Division

4. Change of Position [Effective April 1, 2009]

Kazuhiro Mori

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), Environmental Strategy and Production Technology, General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business) and Production Technology, General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Kunihiko Ohnuma

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business) and Life Infrastructure Business (Urban Planning and Development Business, Consumer Business)

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business), President & Chief Executive Officer of Consumer Business Group

Shozo Saito

New Position: Senior Vice President and Executive Officer, in charge of Environmental Strategy, Quality Assurance, Production Technology, and Power Technology

Current Position: Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology and Power Technology

Koji Tanaka

New Position: Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group

Current Position: Vice President and Executive Officer, General Manager of Hitachi Works and Executive Vice President of Power Systems Group and General Manager of Nuclear Systems Division

Akira Maru

New Position: Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems, Power Systems Group

Current Position: Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group and General Manager of Power & Industrial Systems Business Administration Division

Hitoshi Isa

New Position: Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Group

Current Position: Vice President and Executive Officer, Vice President of Power Systems Group

Koushi Nagano

New Position: Vice President and Executive Officer, General Manager of Corporate Marketing Group, Global Business Division and Customer Satisfaction Promotion Center

Current Position: Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Masao Hisada

New Position: Vice President and Executive Officer, Chief Executive for the Americas

Current Position: Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group and General Manager of Global Business Division

5. Resignation [Effective March 31, 2009]

Junzo Kawakami, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Infrastructure Technology/Product Business and Business Incubation, Hitachi Group Chief Technology Officer, and General Manager of Research & Development Group, Semiconductor Business Division and Medical Systems Business Division

—Appointed Adviser, Hitachi, Ltd., effective on April 1, 2009

Manabu Shinomoto, Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information Infrastructure Business (Information Business) and Information Systems, President & Chief Executive Officer of Information & Telecommunication Systems Group, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

—Appointed President and Chief Executive Officer of Hitachi Kokusai Electric Inc. on April 1, 2009

Masahiro Hayashi, Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales and Global Group Management, General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center and Corporate Export Regulation Division

—Appointed Adviser, Hitachi, Ltd., effective on April 1, 2009

Tadahiko Ishigaki, Senior Vice President and Executive Officer, Chief Executive for the Americas

—Appointed Executive Vice President and Executive Officer of Hitachi Plant Technologies, Ltd. on April 1, 2009

Mitsuo Yamaguchi, Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

—Appointed Senior Vice President and Executive Officer of Hitachi Transport System, Ltd. on April 1, 2009

Kazuhiro Tachibana, Vice President and Executive Officer, Executive Vice President of Consumer Business Group

—Appointed Executive Vice President and Director of Hitachi Appliances, Inc. on April 1, 2009

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

<Reference>

1. Executive Officers [Effective April 1, 2009]

[(a) Promotion / (b) Reappointment / (c) New / (d) Change of Position]

	Kazuo Furukawa	Representative Executive Officer, President and Chief Executive Officer

(d)	Kazuhiro Mori

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), Environmental Strategy and Production Technology, General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

(d)	Kunihiko Ohnuma

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Industrial Infrastructure Business (Automotive Systems Business) and Life Infrastructure Business (Urban Planning and Development Business, Consumer Business)

(b)	Hiroaki Nakanishi

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Infrastructure Technology/Product Business, Sales, and Global Group Management, General Manager of Corporate Export Regulation Division, Chairman of Hitachi Global Storage Technologies, Inc.

(a)	Naoya Takahashi

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Information Infrastructure Business (Information Business), Research & Development and Information Systems, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

(a)	Junzo Nakajima	Senior Vice President and Executive Officer, President & Chief Executive Officer of Information & Telecommunication Systems Group

	Taiji Hasegawa	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Automotive Systems Business and Procurement

	Minoru Tsukada	Senior Vice President and Executive Officer, in charge of Corporate Planning & Development

	Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

	Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, Chief Hitachi Group Headquarters

(d)	Shozo Saito	Senior Vice President and Executive Officer, in charge of Environmental Strategy, Quality Assurance, Production Technology, and Power Technology

	Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

(d)	Koji Tanaka	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group

(d)	Akira Maru	Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems, Power Systems Group

(d)	Hitoshi Isa	Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Group

	Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group, Deputy General Manager of Power & Industrial Systems Business Administration Division and Supervisory Office for Transportation Systems

(c)	Masahiro Kitano	Vice President and Executive Officer, Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

(c)	Kaichiro Sakuma	Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

(c)	Shinjiro Iwata	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

(c)	Shutoku Watanabe	Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group

	Yasuhiko Honda	Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

(d)	Koushi Nagano	Vice President and Executive Officer, General Manager of Corporate Marketing Group, Global Business Division and Customer Satisfaction Promotion Center

	Takao Koyama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Kansai Area Operation

(c)	Shigeru Azuhata	Vice President and Executive Officer, General Manager of Research & Development Group, Environmental Strategy Office and Medical Systems Business Division

	Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit, General Manager of Legal Division, Compliance Division and Centennial Project Division

(d)	Masao Hisada	Vice President and Executive Officer, Chief Executive for the Americas

(c)	Nobuyuki Ohno	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

(c)	Osamu Ohno	Vice President and Executive Officer, General Manager of Information Technology Division, Chief Innovation Officer of Power Systems Group

2. Biography of New Executive Officers

Hiroaki Nakanishi

1. Date of Birth	:	March 14, 1946

2. Education

March, 1970	:	Graduated from Faculty of Engineering, The University of Tokyo

3. Business Experience

January, 2007	:	Chairman & CEO of Hitachi Global Storage Technologies, Inc.

April, 2006	:	Executive Vice President and Executive Officer, Chief Executive for North America and Chairman & CEO of Hitachi Global Storage Technologies, Inc.

June, 2005	:	Senior Vice President and Executive Officer, Chief Executive for North America and Chairman & CEO of Hitachi Global Storage Technologies, Inc.

April, 2004	:	Senior Vice President and Executive Officer, General Manager of Hitachi Group - Global Business and Chief Executive for North America and Europe

June, 2003	:	Vice President and Executive Officer, General Manager of Global Business and Chief Executive for Europe

April, 2003	:	General Manager of Global Business and Chief Executive for Europe

April, 2002	:	Chief Marketing Officer and General Manager of International Operations Division, Information & Telecommunication Systems Group

July, 2001	:	General Manager of International Operations Division, Information & Telecommunication Systems Group

August, 2000	:	Deputy General Manager of Information & Telecommunication Systems Group, Hitachi, Ltd.

June, 1998	:	Managing Director of Hitachi Europe Ltd.

February, 1990	:	Senior Manager of Computer Control Design Department, Omika Works

April, 1970	:	Joined Hitachi, Ltd.

Masahiro Kitano

1. Date of Birth	:	November 23, 1955

2. Education

March, 1980	:	Graduated from Graduate School of Faculty of Science and Engineering, Waseda University

3. Business Experience

April, 2007	:	Chief Strategy Officer and General Manager of Strategy Planning & Development Office, Information & Telecommunication Systems Group

April, 2004	:	General Manager of Enterprise Server Division, Information & Telecommunication Systems Group

April, 2003	:	Deputy General Manager of Enterprise Server Division, Information & Telecommunication Systems Group

October, 2002	:	General Manager of Server Development, Internet Platform Division, Ubiquitous Platform Group

August, 1998	:	Senior Manager of Development, Server Development Division,

April, 1980	:	Joined Hitachi, Ltd.

Kaichiro Sakuma
1. Date of Birth	:	January 29, 1954

2. Education

March, 1979	:	Graduated from Graduate School of Science, The University of Tokyo

3. Business Experience

April, 2008	:	President & Chief Executive Officer of Hitachi Information & Telecomunication Systems Global Holding Corporation

April, 2007	:	Senior Executive Vice President of Hitachi Data Systems Solutions Holding Corporation

March, 2006	:	Chief Strategy Officer and General Manager of Strategy Planning & Development Office, Information & Telecommunication Systems Group

April, 2005	:	General Manager of Industrial Manufacturing & Services System Division, Information & Telecommunication Systems Group

April, 2002	:	General Manager of Cross-Market Solution Division, Information & Telecommunication Systems Group

February, 2000	:	General Manager of Government & Public Corporation Information Systems, Government & Public Corporation Information Systems Department, Government & Public Corporation Information Systems Group

August, 1999	:	Senior Manager of Government & Public Corporation Information Systems Department IV, Government & Public Corporation Information Systems, Government & Public Corporation Information Systems Division, Information & Telecommunication Systems Group

April, 1979	:	Joined Hitachi, Ltd.

Shinjiro Iwata
1. Date of Birth	:	June 6, 1948

2. Education

March, 1972	:	Graduated from School of Faculty of Science and Engineering, Waseda University

3. Business Experience

October, 2007	:	Executive Vice President of Hitachi Global Storage Technologies, Inc.

August, 2006	:	Chief Marketing Officer of Hitachi Global Storage Technologies, Inc.

April, 2006	:	Chief Marketing Officer of Information & Telecommunication Systems Group, Hitachi, Ltd.

September, 2001	:	Chief Executive Officer of Hitachi Data Systems Corporation

April, 2001	:	General Manager of Global Business Development Division and Deputy General Manager of Corporate Export Regulation Division

August, 2000	:	Deputy General Manager of Global Business Division, Hitachi, Ltd.

June, 1997	:	Executive Vice President of Hitachi Data Systems Corporation

November, 1993	:	Senior Manager of Computer Department II, Global Information Sales Division

April, 1972	:	Joined Hitachi, Ltd.

Shutoku Watanabe
1. Date of Birth	:	March 4, 1948

2. Education

March, 1970	:	Graduated from Faculty of Engineering, Tohoku University

3. Business Experience

April, 2008	:	Executive Vice President of Consumer Business Group, General Manager of Strategic Sales & Marketing Division, Consumer Business Group, Hitachi, Ltd.

October, 2004	:	Director and General Manager of Domestic Sales Management Division, Hitachi Home & Life Solutions, Inc. and President & Director of Hitachi Consumer Marketing, Inc.

April, 2002	:	General Manager of Technology Strategy Division, Ubiquitous Platform Group, Hitachi, Ltd.

May, 2001	:	Managing Director of Hitachi Home Electronics (Europe) Ltd.

February, 1996	:	Senior Manager of Business Development Department, Hitachi Home Electronics (Europe) Ltd.

February, 1994	:	Senior Manager of Product Planning Department, Video Division, Consumer Electronics Division

April, 1970	:	Joined Hitachi, Ltd.

Shigeru Azuhata

1. Date of Birth	:	November 21, 1949

2. Education

March, 1975	:	Graduated from Master Course of Mechanics, School of Engineering, Tohoku University

3. Business Experience

January, 2008	:	General Manager of Environmental Strategy Office

April, 2005	:	General Manager of Hitachi Research Laboratory

April, 2003	:	Chief Technology Officer of Power and Industrial Systems Group, General Manager of Power & Industrial Systems R&D Laboratory and Business Incubation Division, Power and Industrial Systems Group

August, 1999	:	General Manager of Planning & Development Office, Power & Industrial Systems R&D Laboratory, Power and Industrial Systems Group

April, 1999	:	General Manager of Environmental Systems Department, Power & Industrial Systems R&D Laboratory, Power and Industrial Systems Group

August, 1994	:	General Manager of Environmental Technology R&D Center, Central Research Laboratory

April, 1975	:	Joined Hitachi, Ltd.

Nobuyuki Ohno

1. Date of Birth	:	February 24, 1949

2. Education

March, 1971	:	Graduated from Faculty of Economics, Keio University

3. Business Experience

April, 2008	:	Chief Marketing Officer and General Manager of Sales Management & Accounting Division, Information & Telecommunication Systems Group, Deputy General Manager of Corporate Marketing Group

April, 2007	:	Chief Marketing Officer of Information & Telecommunication Systems Group, Deputy General Manager of Corporate Marketing Group

April, 2005	:	Chief Marketing Officer of Information & Telecommunication Systems Group

April, 2004	:	Deputy General Manager of Sales Management & Accounting Division

April, 2003	:	Chief Operating Officer of Information & Telecommunication Systems Group

October, 2002	:	General Manager of Financial Information Systems Division I, Information & Telecommunication Systems Group

April, 2001	:	General Manager of Financial Information Systems Sales Management Division, System Solutions Group

April, 1999	:	General Manager of Financial Information Systems Sales Management Department, Information Systems Sales Management Division, Information & Telecommunication Systems Group

August, 1991	:	Senior Manager of Financial Information Systems Department I, Information Systems Sales Management Division I

April, 1971	:	Joined Hitachi, Ltd.

Osamu Ohno

1. Date of Birth	:	August 6, 1948

2. Education

March, 1969	:	Graduated from Department of Electrical Engineering, Ube National College of Technology

3. Business Experience

April, 2005	:	General Manager of Information Technology Division

April, 2003	:	Executive Project Manager, Chief Information Officer and General Manager of Information Technology Division, Information & Telecommunication Systems Group

April, 2002	:	Chief Information Officer and General Manager of Information Technology Division, Information & Telecommunication Systems Group

November, 2001	:	General Manager of Manufacturing Technology Division and Project Management Division, System Solutions Group

April, 2001	:	General Manager of Manufacturing Technology Center, System Solutions Group

August, 1999	:	General Engineer of Government & Public Corporation Information Systems Division, Information & Telecommunication Systems Group

August, 1997	:	Deputy General Engineer of Government & Public Corporation Information Systems Division

April, 1992	:	Senior Manager of System Development Department, Government & Public Corporation Information Systems Division

April, 1969	:	Joined Hitachi, Ltd.

# # #

Hitachi Submits Amendment Statement for Tender Offer Registration

Statement Relating to Hitachi Kokusai Electric Shares

Tokyo, February 4, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Kokusai Electric Inc. (TSE:6756) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Law of Japan. Summary is as follows.

Summary of the Amendment Statement

Hitachi filed the Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on January 26, 2009 (as amended by the Amendment Statement dated January 30, 2009) shall be amended. Summary of the amendment is as follows:

(1)	Purchasing shares via the Tender Offer was approved in relation to German Act against Restraints of Competition.

(2)	Changes in Hitachi’s Executive Officers.

(3)	Changes in Hitachi Kokusai Electric’s Representative Executive Officers according to the Extraordinary Report pursuant to the Financial Instruments and Exchange Law of Japan dated February 3, 2009 submitted by Hitachi Kokusai Electric.

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Kokusai Electric Inc.

2. Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3. Price of Tender Offer

¥780 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
13,406,000 shares	— shares	13,406,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares” for the details of this Tender Offer.

Cautionary Matters

•

This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

•

The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi Submits Amendment Statement for Tender Offer Registration

Statement Relating to Hitachi Koki Shares

Tokyo, February 4, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Koki Co., Ltd. (TSE:6581) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraphs 1 and 2 of the Financial Instruments and Exchange Law of Japan. Summary is as follows.

Summary of the Amendment Statement

Hitachi filed the Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on January 26, 2009 (as amended by the Amendment Statement dated January 30, 2009) shall be amended. Summary of the amendment is as follows:

(1)	Changes in Hitachi’s Executive Officers.

(2)	A Special Related Party who owned Hitachi Koki’s shares as of January 26, 2009 was newly found.

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Koki Co., Ltd.

2. Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3. Price of Tender Offer

¥1,300 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
12,473,000 shares	— shares	12,473,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Koki Shares” for the details of this Tender Offer.

Cautionary Matters

•

This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

•

The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

# # #